EXHIBIT 3.2.3

AMERICAN BAR ASSOCIATION MEMBERS/

STATE STREET COLLECTIVE TRUST

AMENDMENT

TO

DECLARATION OF TRUST

WHEREAS, pursuant to a Declaration of Trust, dated December 5, 1991, as amended on July 31, 1995 and July 15, 2002 (the “Declaration of Trust”), State Street Bank and Trust Company (“SSB”) serves as trustee of the American Bar Association Members/State Street Collective Trust (the “Collective Trust”);

WHEREAS, SSB desires to amend the Declaration of Trust in certain respects, including to remove SSB as trustee of the Collective Trust and to substitute State Street Bank and Trust Company of New Hampshire, a New Hampshire trust company and wholly-owned subsidiary of SSB (“State Street Trust Company”) as such trustee;

WHEREAS, such removal and substitution will result in the assignment by SSB of its rights and obligations under the Declaration of Trust to State Street Trust Company;

WHEREAS, Section 7.01 of the Declaration of Trust reserves to SSB the power to amend the Declaration of Trust;

WHEREAS, Section 9.03 of the Declaration of Trust prohibits State Street from assigning its rights and obligations thereunder without the written consent of the American Bar Retirement Association (“ABRA”), the sponsor of the Collective Trust; and

WHEREAS, State Street Trust Company has agreed to become the trustee of the Collective Trust and accept the assignment to it of SSB’s rights and obligations under the Declaration of Trust, and ABRA has agreed to consent thereto.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Declaration of Trust is amended effective on December 1, 2004, as follows:

1. The first sentence Preamble to the Declaration of Trust is hereby amended to read as follows:

“STATE STREET TRUST COMPANY OF NEW HAMPSHIRE, by this amendment to the declaration of trust, hereby continues the trust established by the Declaration of Trust dated August 8, 1991, as amended and restated October 17, 1991 and November 18, 1991, and known as the “AMERICAN BAR ASSOCIATION MEMBERS/STATE STREET COLLECTIVE TRUST.”

2. Section 1.17 of the Declaration of Trust is amended to read as follows:

“‘Trustee’ or ‘State Street Trust Company’ means State Street Bank and Trust Company of New Hampshire, a trust company organized and existing under the laws of the State of New Hampshire.”

3. Section 6.01(l) of the Declaration of Trust is amended and restated to read as follows:

“If and to the extent directed by a securities lending fiduciary designated by ABRA, to lend any securities and to secure the same in any manner, and during the term of such loan to permit the securities so lent to be transferred in the name of and voted by the borrower, or others.”

4. Article VII of the Declaration of Trust is hereby amended by adding the following new Section 7.04 immediately following Section 7.03 appearing therein:

“Notwithstanding any provision of this Declaration of Trust to the contrary, effective immediately upon the occurrence of an Insolvency or Regulatory Event (as defined below) State Street Bank and Trust Company, a Massachusetts Trust Company (“SSB”) shall succeed as trustee of the ABA Members Collective Trust, and State Street Trust Company shall, from and after such time, no longer serve as trustee of the ABA Members Collective Trust (and shall be deemed to have resigned as trustee of the ABA Members Collective Trust as of such time); provided, that nothing herein shall relieve State Street Trust Company of any of its liabilities arising pursuant to the Declaration of Trust prior to such time. The appointment of SSB as successor trustee will immediately vest title of the assets of the ABA Members Collective Trust in SSB as successor trustee without any separate instrument or conveyance. As used herein, “Insolvency or Regulatory Event” means (i) the issuance or entry of a decree or order by an applicable state or federal bank regulator or a court of competent jurisdiction declaring or adjudicating State Street Trust Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjudication or composition of or in respect of State Street Trust Company under any applicable bankruptcy, insolvency, reorganization or other similar law, or appointing a receiver, liquidator, assignee, trustee, or similar official of State Street Trust Company or of any substantial part of its property or ordering the winding up or liquidation of its affairs; (ii) the institution by State Street Trust Company of proceedings to be declared or adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable bankruptcy, insolvency, reorganization or other similar law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee or similar official of State Street Trust Company or of any substantial part of its property, or the admission by it in writing of its inability to pay its debts generally as they become due and its willingness to be declared or adjudicated a bankrupt; (iii) the seizure of State Street Trust Company or any substantial part of its property by an applicable state or federal bank regulator or pursuant to an order of a court of competent jurisdiction; or (iv) the issuance of a cease and desist or similar order against State Street Trust Company by an applicable state or federal bank regulator if such order prohibits, enjoins or otherwise prevents State Street Trust Company from acting as trustee of the ABA Members Collective Trust The Board of Directors and the Chief Financial Officer of State Street Trust Company shall inform State Street and ABRA in writing of the occurrence of an Insolvency or Regulatory Event. If a person claiming to be a creditor of State Street Trust Company alleges in writing that an Insolvency or Regulatory Event has occurred, State Street Trust Company shall promptly notify State Street and ABRA.”

5. The first sentence of Section 9.03 of the Declaration of Trust is amended to read as follows:

“The Trustee may not assign its rights and obligations under this Declaration of Trust without the prior written consent of ABRA, provided, however, that this sentence shall not be applicable to the occurrence of an Insolvency or Regulatory Event described in Section 7.04.”

6. The first sentence of Section 9.04 of the Declaration of Trust is amended to read as follows:

“The powers and duties of the trustee of the Trust and all questions of the interpretation of the Declaration of Trust shall be governed by ERISA and to the extent permitted by such law, the laws of the State of New Hampshire.”

IN WITNESS WHEREOF, STATE STREET BANK AND TRUST COMPANY has caused this Amendment to be executed by its duly authorized officer on this 1ST day of November, 2004.

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Beth Halberstadt
Name:	Beth Halberstadt
Title:	Vice President

STATE STREET BANK AND TRUST COMPANY OF NEW HAMPSHIRE, to evidence its acceptance of the rights and obligations under the Declaration of Trust as amended by this amendment has caused it to be executed by its duly authorized officer on this 4th day of November, 2004.

STATE STREET BANK AND TRUST COMPANY OF NEW HAMPSHIRE

By:	/s/ Shawn P. Currier
Name:	Shawn P. Currier
Title:	Vice President

THE AMERICAN BAR RETIREMENT ASSOCIATION, to evidence its consent to the assignment of the rights and obligations under the Declaration of Trust has caused this amendment to be executed by its duly authorized officer on this 1st day of November, 2004.

AMERICAN BAR RETIREMENT ASSOCIATION

By:	/s/ Stuart M. Lewis
Name:	Stuart M. Lewis
Title:	President